                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)



                          Cross Timbers Royalty Trust
                          ---------------------------
                               (Name of Issuer)

                         Units of Beneficial Interest
                        ------------------------------
                        (Title of Class of Securities)

                                  22757R 10 9
                                --------------
                                (CUSIP Number)


                               Louis G. Baldwin
                             Senior Vice President
                          and Chief Financial Officer
                           Cross Timbers Oil Company
                        810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                (817) 870-2800
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 June 16, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  Page 1 of 6
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-----------------------                                  ---------------------
 CUSIP NO. 22757R 10 9                 13D                 PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cross Timbers Oil Company
      75-2347769
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC, BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,360,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,360,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,360,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      22.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 22757R 10 9                 13D                 PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bob R. Simpson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ONLY THE INFORMATION REPORTED FOR THE FOLLOWING ITEMS IN THIS AMENDMENT NO. 11 TO SCHEDULE 13D IS AMENDED FROM THE INITIAL FILING ON SCHEDULE 13D DATED OCTOBER 9, 1996 AND PRIOR AMENDMENTS THERETO (THE INITIAL SCHEDULE 13D, TOGETHER WITH ALL PRIOR AMENDMENTS, BEING REFERRED TO HEREIN AS "THE SCHEDULE 13D"). UNLESS SPECIFICALLY HEREBY AMENDED, THE INFORMATION IN THE SCHEDULE 13D REMAINS UNCHANGED. UNLESS OTHERWISE DEFINED HEREIN, ALL DEFINED TERMS USED HEREIN HAVE THE SAME MEANING AS IN THE SCHEDULE 13D.


ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended as follows:

   On December 1, 1997, Timothy L. Petrus was promoted to the position of Senior Vice President - Acquisitions. On May 19, 1998, Dr. Lane G. Collins was appointed by the Board of Directors of Cross Timbers to serve as an Advisory Director. Dr. Collins is a professor of accounting at Baylor University, and his business address is Hankamer School of Business, Baylor University, Waco, Texas 76798.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

   On June 18, 1998, the total cost of Units purchased by Cross Timbers was $18.7 million.


ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended as follows:

   On June 16, 1998, Cross Timbers and the Issuer filed a registration statement on Form S-3 with the Securities and Exchange Commission to sell Cross Timbers' 1,360,000 Units. Since December 1997, Cross Timbers has acquired $410 million of primarily operated properties in two new core areas of operations in the San Juan Basin of northwestern New Mexico and the East Texas Basin. As the Units represent an investment in non-operated oil and gas properties and Cross Timbers' ownership of the Units represent only a small percentage of Cross Timbers' reserve base, Cross Timbers is considering the sale of its Units and the reinvestment of the proceeds within its new core areas. Filing of the registration statement is made in anticipation of improving commodity prices and related market conditions for oil and gas equities. Although Cross Timbers' objective is to sell all of its Units, Cross Timbers has not made an actual determination to sell the Units, and any sales of Units will be dependent upon more favorable market conditions and other factors deemed relevant by Cross Timbers to its investment decisions.

   As of January 16, 1998, Bob R. Simpson, Chairman of the Board of Directors and Chief Executive Officer of Cross Timbers, sold all of his Units which he had acquired for personal investment purposes.

   Other than as set forth above, neither Cross Timbers nor Mr. Simpson currently have plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

   (a) As of June 18, 1998, Cross Timbers beneficially owns 1,360,000 Units or approximately 22.7% of the Issuer's outstanding Units of 6,000,000 at May 1, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for its quarter ended March 31, 1998. As of June 18, 1998, Mr. Simpson does not beneficially own any Units.

   As of June 18, 1998, J. Luther King, Jr., a director of Cross Timbers, beneficially owns 5,000 Units or less than 0.1% of the Issuer's outstanding Units, through 4K Land and Cattle Company, of which Mr. King is president and owner. As of June 18, 1998, the Cross Timbers Oil Company Employees' 401(k) Plan owns 50,940 Units, or approximately 0.8% of the Issuer's outstanding Units.

   (b) Cross Timbers has the sole voting power and dispositive power with respect to the 1,360,000 Units it beneficially owns. Mr. King has the sole voting and dispositive power with respect to the 5,000 Units 4K Land and Cattle Company owns.

   (c) There were no transactions in the Units effected during the sixty days prior to June 18, 1998 by Cross Timbers or Mr. Simpson or, to the knowledge of Cross Timbers or Mr. Simpson, by any of the persons listed on Schedule I to the
Schedule 13D.

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SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CROSS TIMBERS OIL COMPANY



Date: June 18, 1998               By: /s/ LOUIS G. BALDWIN
                                      -----------------------------------------
                                          Louis G. Baldwin
                                          Senior Vice President and
                                          Chief Financial Officer





                              /s/ BOB R. SIMPSON
                              ----------------------------------------------
                              Bob R. Simpson